600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com

David Buck
713.220.4401 Phone
713.238.7126 Fax
dbuck@andrewskurth.com

May 18, 2007

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549-7010
Attn: Donald F. Delaney

Re:                               Mesa Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on April 2, 2007
File No. 001-07884

Dear Mr. Delaney:

On behalf of The Bank of New York Trust Company, N.A., as Trustee of the Mesa Royalty Trust, we are responding to your comment letter dated May 3, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 1

Description of Royalty Properties, page 5

1.                                       We note that you included a reserve report letter for the Hugoton properties that was prepared by Paul McDonald of Pioneer Natural Resources under this heading, and have not otherwise provided the disclosures required under Item 102 of Regulation S-K and Industry Guide 2.  We also note that you have not reported reserve information for the Colorado portion of the San Juan Basin Royalty Properties.

Please revise your disclosure to provide comprehensive tabular and narrative disclosure of all of your estimated reserves and related estimates of future cash flows, segregated by location, in addition to other pertinent information specified within the guidance cited above for all of your properties.  While you are required to identify any independent consultants that you refer to as having prepared or

Austin     Beijing     Dallas      Houston      London      Los Angeles     New York     The Woodlands     Washington, DC

reviewed the reserve estimates you disclose, you are responsible for preparing the disclosures that appear in the filing.

Any supporting reserve reports that you wish to include should be attached as exhibits, rather than being included within the text of the report.

RESPONSE:  The Trustee believes that comprehensive tabular and narrative disclosure of all of the estimated reserves and related estimates of future cash flows, in addition to other pertinent information specified within the guidance cited above for all of the properties of the Trust, is included in the reserve letter or is otherwise contained in the body of the Form 10-K.

The Trustee notes that the Trust is an entirely passive, royalty income-receiving issuer.  The presentation of information in the Trust’s filings differ in a number of respects from normal issuers.  For example, the Trust presents its financial information in a “Statement of Distributable Income” rather than an income statement.  Similarly, the Trust relies on the No Action, Interpretive and/or Exemptive Letter: Bank of America, N.A., dated November 13, 2002 and prior direct correspondence with the Staff for qualifications in its certification and matters relating to disclosure controls and procedures.  Due to this financial presentation, the Trustee believes that certain corollary items under Industry Guide No. 2 are applicable to the Trust’s business or interests solely in the context of its impact on Royalty income rather than the discussion of the assets of the Trust.  For example, information relating to Item 3. Production, regarding average sales price per unit and average production cost, is not under the control of the Trustee or reflective of the presentation of financial reporting under the Statement of Distributable Income.  Accordingly, information relating to average prices received is presented in the table “Summary of Royalty Income, Production and Average Prices” and discussion under Item 7. in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).  Similarly, information relating to (i) Item 6. Drilling Activity for the last three fiscal years by appropriate geographic areas relating to (A) the number of net productive and dry exploratory wells drilled and (B) the number of net productive and dry development wells drilled, and (ii) Item 7. Present Activities, such as the number of wells in the process of drilling, are discussed in the Trust’s operational overview under MD&A to the extent the information has been made available by the working interest owners and Trustee believes is material to the historical and future Royalty income received by the Trust.

While the Trustee is responsible for preparing the disclosures in the filing, the Trustee (unlike management of a corporate registrant) relies entirely on third parties for gathering and preparing information regarding reserve and operating data.  The Trust does not own any working interests.  The Trustee does not control or produce any of this information.  For this reason, the Trustee has previously included the actual reserve reports prepared by the working interest owner or independent third parties in the text of the reports, a practice that has not received comment in prior reviews by the Staff of the SEC for over a decade.

Notwithstanding its prior practices, the Trustee proposes to prepare its future Form 10-Ks as requested to include any third-party reserve report as an exhibit rather than within the text of the report without amending the current Form 10-K.

The Trustee has not reported reserve information for the Colorado portion of the San Juan Basin Royalty Properties as the necessary information relating to these royalty interests was unavailable at the time of filing of the Form 10-K.  See further discussion in response to Comment #2, below.

Financial Statements and Supplementary Data, page 27

Note 27 - Supplemental Reserve Information (Unaudited), page 30

2.                                       We note that you did not report information pertaining to proved oil and gas reserves attributable to the Colorado portion of the San Juan Basin Royalty Properties, due to its relative significance.  However, having significant oil and gas producing activities, as defined in paragraph 8 of SFAS 69, there is no provision for the omission of portions of your proved reserve estimates on this basis.  This view is further clarified in paragraph 14(a) of the Standard.  Unless the necessary information is unavailable, whereas the exception explained in paragraph 10 of SFAS 69 is satisfied, and you are able to make an affirmative disclosure to this effect in your filing, please revise your disclosures to include the reserve information for these properties.

RESPONSE:  The Trustee did not report information pertaining to proved oil and gas reserves attributable to the Colorado portion of the San Juan Basin Royalty Properties as the information relating to these royalty interests was unavailable at the time of the filing of the Form 10-K.  As such, the exception explained in paragraph 10 of SFAS 69 is satisfied.  The Trust will make an affirmative disclosure to this effect if the Trustee continues to be unable to obtain such information, but proposes not filing an amendment to the current Form 10-K solely for this purpose.

The Trustee has contacted the operator of the Colorado portion of the San Juan Basin Royalty Properties; however, as of the date of this letter, the operator has not responded with the necessary information to calculate the reserve information.  The Trust will continue its reasonable efforts to obtain the necessary information in order to include the reserve disclosures in future filings, including retaining other independent reservoir engineers.

In connection with the foregoing response to your comments, the Trustee acknowledges that:

•                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ David C. Buck

David C. Buck

cc:           Mike Ulrich, The Bank of New York Trust Company, N.A.

 Jeff Urban, KPMG